                                                                       EXHIBIT A

                 VOCALTEC ANNOUNCES SECOND QUARTER 2009 RESULTS

   SIGNIFICANT IMPROVEMENT IN REVENUE; NON-GAAP OPERATING LOSS REDUCED BY 47%

HERZLIA, ISRAEL - AUGUST 6, 2009 - VOCALTEC COMMUNICATIONS LTD. (NASDAQCM: VOCL)
(the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the second quarter ended June 30, 2009.

Revenues for the second quarter of 2009 were $1.5 million compared with $1.0 million for the first quarter of 2009. The improved revenue level in the quarter was due to growth both in product and service sales.

Gross margin for the second quarter of 2009 was 67% compared with 64% for the first quarter of 2009.

On a non-GAAP basis, excluding amortization of intangible assets and share based compensation expenses, the operating expenses in the second quarter were $1.7 million compared with operating expenses in the prior quarter of $1.9 million.
Subsequently, non-GAAP operating loss in the second quarter of 2009 was reduced to $0.7 million compared with $1.2 million in the prior quarter.

Net loss on a GAAP basis for the second quarter of 2009 was $1.0 million or
$0.17 per share, compared with a net loss of $1.5 million, or $0.21 per share, in the first quarter of 2009. On a non-GAAP basis, net loss for the quarter was
$0.7 million or $0.12 per share, compared with a net loss of $1.1 million, or
$0.17 per share in the first quarter of 2009.

As of June 30, 2009, the Company had net cash and cash equivalents, short-term bank deposits and restricted cash, in the amount of $11.4 million, or $1.99 per share.

Commenting on the results, Ido Gur, the Company's President and CEO, said, "We are very pleased with our second quarter results, demonstrating again that we are on the right track. In parallel to increasing our revenues, we further reduced our non-GAAP operating expenses by 30% than as of the fourth quarter of
2008. This is the main reason for our quarterly non-GAAP operating loss being reduced by 47%. We believe we have a level of operating expenses which will enable us to maintain a strong and growing level of activity."

Mr. Gur further commented, "Looking forward to the second half of 2009, we feel increasingly comfortable that we will show revenue growth in 2009 over that of
2008. We believe our strong cash position is more than sufficient to maintain execution on our current strategic plan, and also puts us in a position to take advantage of opportunities that will provide us with additional future growth engines."

CONFERENCE CALL

Mr. Ido Gur, President and CEO of VocalTec, invites investors to participate in a conference call scheduled for later today, Thursday, August 6, 2009. The conference call will be held at 9:00am ET. On the call, VocalTec's management will review and discuss the second quarter results of operations and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers, 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

For those unable to listen to the live call, a replay of the call will be available from a link in the investor relations section of VocalTec's website, at: www.vocaltec.com

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACTS:

VOCALTEC                                    GK INVESTOR RELATIONS
Gali Rosenthal                              Kenny Green
+972 9 970 3805                             (646) 201-9246
gali@vocaltec.com                           info@gkir.com

                             ** TABLES TO FOLLOW **

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                   Three months ended
                                               --------------------------
                                                June 30,        March 31,
                                               ----------      ----------
                                                  2009            2009
                                               ----------      ----------
                                              GAAP results    GAAP results
                                              (as reported)   (as reported)
                                               ----------      ----------

Sales
      Product                                         834             541
      Services                                        640             490
                                               ----------      ----------
                                                    1,474           1,031
                                               ----------      ----------
Cost of sales
      Product                                         316             245
      Services                                        166             124
                                               ----------      ----------
                                                      482             369
                                               ----------      ----------
Gross profit                                          992             662
                                               ----------      ----------

Operating Expenses
      Research and development, net.                  697             757
      Selling and marketing                           767             865
      General and administrative                      508             606
      Amortization of intangible assets                 6               6
                                               ----------      ----------
      Total Operating Expenses                      1,978           2,234
                                               ----------      ----------

Operating loss                                       (986)         (1,572)
                                               ----------      ----------

Financial Income (expense), net                        (5)            108
                                               ----------      ----------
Net loss                                             (991)         (1,464)
                                               ==========      ==========

GAAP net loss                                        (991)         (1,464)

Adjustments

Amortization of intangible assets
      included in cost of sales
      included in operating expenses                    6               6

Equity based compensation expense
      included in cost of sales                         5               5
      included in research and development             93              93
      included in sales and marketing                  62              61
      included in general and
      administrative                                  167             166
                                               ----------      ----------
Non-GAAP net loss                                    (658)         (1,133)
                                               ==========      ==========

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*    To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation and amortization of intangible assets. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future.
     Specifically, we believe the NON-GAAP results provide useful information to both management and investors as these NON- GAAP results exclude matters that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be
     * different than the NON-GAAP measures used by other companies.

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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                    June 30       December 31
                                                     2009            2008
                                                  ----------      ----------

Current Assets
        Cash and Cash equivalents                      2,051           5,090
        Short term bank deposits                       7,390           9,900
        Restricted cash                                1,933             554
        Trade receivables, net                           315             214
        Other receivables                                523             483
        Severance pay funds                               29             489
        Inventories                                       15              38
                                                  ----------      ----------
                    Total Current Assets              12,256          16,768

Severance pay funds                                      676             618
                                                  ----------      ----------
Equipment, net                                           490             614
                                                  ----------      ----------
Intangible assets, net                                   148             160
                                                  ----------      ----------
                    Total Assets                      13,570          18,160
                                                  ==========      ==========

Current Liabilities
        Trade payable                                    680           1,707
        Accrued expenses                               2,759           3,300
        Accrued severance pay                             43             756
        Deferred revenues                                968             885
        Customer advances in excess of
        costs incurred on contracts in
        progress                                         143               -
                                                  ----------      ----------
                    Total Current Liabilities          4,593           6,648
                                                  ----------      ----------
Long Term Liabilities
        Accrued severance pay                            925             870
                                                  ----------      ----------
                    Total Long Term                      925             870
                                                  ----------      ----------
Total Liabilities                                      5,518           7,518
                                                  ----------      ----------

Shareholders Equity
        Share capital                                    213             213
        Other comprehensive income                       (42)             76
        Additional paid-in capital                    95,413          94,761
        Treasury stock                                  (669)              -
        Accumulated deficit                          (86,863)        (84,408)
                                                  ----------      ----------
                    Total Shareholders Equity          8,052          10,642
                                                  ----------      ----------
Total Liabilities and Shareholders Equity             13,570          18,160
                                                  ==========      ==========

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